Exhibit 12.1

GRAMERCY PROPERTY TRUST INC.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited, Dollar Amounts in Thousands)

				Years Ended December 31,

		2013			2012		2011	2010	2009
Earnings:
Net loss from continuing operations, pretax		$(1,779)			$(15,011)		$(20,340)	$(25,962)	$(42,509)
Add (Subtract):
Loss (income) from Equity Investees		5,662			2,904		(121)	303	(113)
Distributions from Equity Investees		-			-		-	-	-
Fixed charges		1,732			-		-	280	2
Capitalized interest		-			-		-	-	-
Income (loss) before fixed charges		$5,615			$(12,107)		$(20,461)	$(25,379)	$(42,620)

Fixed charges:
Interest expense		$1,732			$-		$-	$280	$2
Capitalized interest		-			-		-	-	-
Total fixed charges		$1,732			$-		$-	$280	$2
Preferred stock dividends		7,162			7,162		7,162	8,798	9,414
Total fixed charges and preferred stock dividends		$8,894			$7,162		$7,162	$9,078	$9,416
Ratio of earnings to fixed charges		3.2	x		-		-	-	-
Deficiency	$	N/A		$	N/A	$	N/A	$25,659	$42,622

Ratio of earnings to fixed charges and preferred stock		-			-		-	-	-
Deficiency		$3,279			$19,269		$27,623	$34,457	$52,036